Access

Pharmaceuticals, Inc.



Annual Report 2004

AP5346 Polymer Therapeutic



Nucleus
Endocytosis
H+
H+
Polymer
Platinum

Cancer cells, as shown on the front cover, are the principal target of the Company's development programs. The lead product, AP5346, is a platinum drug bound to a polymer carrier. Platinum drugs exert their anti-tumor effect by entering the tumor cell nucleus then chemically reacting (crosslinking) the DNA within the nucleus. Formation of these platinum-DNA adducts leads to apoptosis – a sequence of events resulting in the death of the cell.

By attaching the platinum drug to a polymer, it is possible to deliver much larger amounts of platinum to tumor cells. The large size of the polymer reduces the amount of platinum which can enter normal tissues. This can reduce the extent of adverse side-effects of these drugs, and leaves more platinum available to attack the tumor. Tumors cannot exclude large molecules as readily as do normal tissues, so the polymer therapeutic enters the tumor environment, and is taken up into tumor cells by a process called endocytosis. An endosome is formed which traps the polymer therapeutic. As soon as it is formed, the acidity within the endosome increases; Access' polymer platinum drug, AP5346 releases platinum much more rapidly in an acidic environment, so active drug is released and can diffuse to the nucleus. Access has generated data to demonstrate that its polymer delivers more than 15 times the amount of platinum to the nucleus of tumor cells than is possible with small molecule platinum compounds, and that at least 14 times more DNA adducts are formed. This increases efficacy and potentially overcomes drug resistance.



This Annual Report contains certain statements that are forward-looking within the meaning of Section 27a of the Securities Act of 1933, as amended, and that involve risks and uncertainties, including but not limited to statements made relating to the result of our polymer platinate program, the results of preclinical and clinical studies for our polymer platinate products, projected royalty and milestone payments, the OraDisc™ program including manufacturing, marketing and sales of the product, and our ability to achieve milestones and near-term positive cash flow our expected commercial and development milestones in 2005 and our planned expansion of our commercial activities in the US and Europe. These statements are subject to numerous risks, including but not limited to the uncertainties associated with research and development activities, clinical trials, our ability to raise capital, the timing of and our ability to achieve regulatory approvals, dependence on others to market our licensed products, collaborations, future cash flow, our ability to repay our outstanding convertible debt obligations, the timing and receipt of licensing and milestone revenues, projected future revenue growth and our ability to generate near term revenues, the future success of the Company's marketed products Aphthasol® and products in development including polymer platinate, and OraDisc™, our ability to develop products from our platform technologies, our ability to manufacture amlexanox products in commercial quantities, our sales projections and the sales projections of our licensing partners, our ability to achieve licensing milestones and other risks detailed in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, and other reports filed by us with the Securities and Exchange Commission.

To Our Stockholders:

Substantial progress has been made in the past 12 months throughout the company. The value of our technology has been significantly enhanced through regulatory approvals, advancement of clinical development, generating additional preclinical data and an expansion of our oncology and OraDisc™ programs.

Our strategy has been to develop a product line which can provide a revenue stream to fund the development of our exciting initiatives in oncology and drug delivery. With the approval of OraDisc™ A in the United States, the approval of amlexanox 5% paste in 10 European countries and the outlicensing of an OraDisc™ product to Wyeth Consumer Healthcare, we have made significant progress towards achieving our near term objective. Additionally, the expansion of our OraDisc™ development program to include product opportunities in a number of larger consumer markets offers the potential to accelerate the rate of revenue growth both from licensing activities and product sales. To achieve our future growth objectives the ability to appropriately fund our oncology initiatives is very important, consequently, our ability to generate near term value in our oral and topical products is an important objective for the company.

> *"Substanial progress has been made in the past 12 months throughout the company."*

To achieve our objectives we have sharpened our focus and are concentrating our resources in areas which can maximize shareholder value both short and longer term.

Year in Review

Since our last report we have experienced a year of significant achievement. The highlight of the year was the FDA approval of OraDisc™ A, a product which was taken from concept to approval in under four years.

Additional accomplishments included:

- Receipt of approvals in 10 European Union markets for amlexanox 5% paste
- The publication of positive Phase I clinical trials results for AP5346
- Execution of a licensing agreement with Wyeth Consumer Healthcare, a division of Wyeth, granting Wyeth the North American rights to market an OTC product utilizing our OraDisc™ technology
- Generation of additional preclinical data supporting AP5346 including a study in a platinum resistant model showing superiority to both Cisplatin and Oxaliplatin
- Development of exciting preclinical data with numerous chemotherapeutics demonstrating the potential to significantly enhance our polymer therapeutics approach in cancer therapy through optimization of the formulation parameters





- The advancement towards commercialization of our lead OraDisc™ products
- Expansion of our OraDisc™ technology through additional development candidates in major market segments and further technology improvements
- Significant expansion of our preclinical database supporting our nanoparticle aggregate technology and vitamin mediated oral delivery
- Expansion of our strategic partnering discussions

These achievements positively position the company as we move into 2005 and reflect the execution of our business strategy building near-term revenue potential to help fund the advancement of our exciting oncology program. The potential for near-term revenues has been significantly enhanced, not only through the approvals of OraDisc™ A in the United States and amlexanox 5% paste in Europe, but also by the expansion of our OraDisc™ program to include a range of oral and dental care products significantly beyond the potential opportunities we were evaluating at the start of 2004.

> ***"The highlight of the year was the FDA approval of OraDisc™ A, a product which was taken from concept to approval in under four years."***

The exciting developments in our pre-clinical oncology program, where significant progress has been made optimizing the polymer therapeutics approach for the delivery of chemotherapeutics, gives us optimism that a range of products can be developed utilizing this technology.

Focus

During 2004 the company engaged a healthcare consulting firm to evaluate our technology portfolio and to make recommendations on maximizing shareholder value. This evaluation confirmed the strategy being employed by the company and that the potential to accelerate the creation of shareholder value could be best achieved through additional investments in our oncology franchise we are in the process of implementing the results of this evaluation with our primary focus of the company being the development of a portfolio of oncology products.

We are continuing to develop our drug delivery technologies to an advanced proof of concept stage where strategic partners can conduct the further development of the technology. We believe that there are significant opportunities to enter multiple collaborations for our nanoparticle aggregate and vitamin mediated oral drug delivery technologies.



The OraDisc™ opportunity will continue to be exploited by a dedicated group within the organization, with the objective of rapidly developing additional product opportunities which will be advanced in conjunction with strategic partners. The topical and oral care segment of our business is projected to generate significant cash flow in the future as approved products are marketed and additional consumer products are out-licensed and launched. In the future the company will be evaluating ways to best reflect the value of this business in our market capitalization.



Oncology Strategy

Oncology has been identified as the key longer-term value driver within the company. Our polymer therapeutics program is the centerpiece of our oncology franchise. Leveraging this program to take advantage of the extensive experience and expertise we have in this area is the key component of our oncology strategy. During 2004 we made significant progress optimizing the formulation parameters of the polymer therapeutics approach to achieve maximum efficacy. We have identified potential development candidates and a next generation therapeutic in scheduled to enter preclinical development in 2005. Additionally, we have generated further data supporting our vitamin tumor targeting technology, which could further expand our polymer therapeutics approach.

"Oncology has been identified as the key longer-term value driver within the company."

There are two other components of our oncology strategy, inlicensing or acquisition of development candidates and utilization of our OraDisc™ technology to develop a supportive care product line. We believe that such a portfolio would give us a robust oncology franchise with significant longer term potential. However, given our limited resources, our highest priority is the advancement of our polymer therapeutics program.

Opportunities, Challenges and Prospects

It is not possible for a company of our size to adequately fund all the development opportunities that we have identified. The advancement in the development of our core technologies, polymer therapeutics, OraDisc™, nanoparticle aggregates and vitamin medicated oral delivery, have presented the company with significant opportunities and challenges. Given our limited resources we must identify and develop those programs which we believe will difficult offer us the best opportunity to maximize shareholder value.

As with all emerging companies, funding numerous exciting development candidates is difficult. Our challenge is to balance the allocation of our resources to appropriately fund our various technology initiatives while adequately funding our oncology program. This will necessitate advancing our drug delivery technologies to the point where strategic alliances can be negotiated for the further development of product candidates utilizing these technologies. We believe that there are numerous highly promising applications of our drug delivery technologies where the technology value can be rapidly appreciated with a small investment in additional preclinical development.

"Access has a very strong technology base with the possibility of developing exciting potential product candidates from each of our technologies."



Access has a very strong technology base with the possibility of developing exciting potential product candidates from each of our technologies. Although we do not project one major product opportunity being developed from our OraDisc™ technology, we believe that the sum of the potential applications for OraDisc™ could represent the equivalent of a major drug product. The balance of our technologies give us the potential to develop a break-through product with major market potential.

Access
Pharmaceuticals, Inc.



4imprint Group PLC
28 April 2005

4Imprint Group PLC ('the Company')

Notification of Major Interests in Shares

The Company received a notification from Aberforth Partners, on behalf of Aberforth Smaller Companies Trust plc, informing it that they have a notifiable interest in 1,027,000 Ordianary Shares, representing 4.10% of the Company's issued ordinary share capital.

The above holding forms part of the interest of Aberforth Partners which, at present, totals 2,600,000 shares, being 10.38%

28 April 2005

This information is provided by RNS
The company news service from the London Stock Exchange

Polymer Therapeutics Program

The Company continues to have its primary focus in the area of oncology with its polymer therapeutics program. The lead product, AP5346, is in clinical development, with the early results confirming the promise shown by the preclinical data. The Company has applied its knowledge and expertise in platinum polymer therapeutics to explore opportunities for additional polymer products, which are in preclinical research. The Company is poised to select at least one of these newer polymer products as a clinical candidate, and begin preclinical development of the next generation of polymer therapeutic in 2005.

Polymer Platinate Program

AP5346 consists of a biocompatible, water-soluble polymer (HPMA) to which the chemotherapeutic agent, DACH-platinum, is attached. DACH-platinum is the active principal of oxaliplatin, a product which had sales of $1.6 billion in 2004. AP5346 is designed to markedly improve upon the therapeutic index of oxaliplatin by increasing effectiveness and reducing the toxicity.

The Company has just completed its first Phase I clinical trial of AP536. Treatment responses were observed in this trial even in patients with drug-resistant, far-advanced tumors. Interim results were reported at a major oncology conference in Europe last September which included a description of the partial response to AP5346 in a patient with extensive infiltrated melanoma. It is very unusual for platinum agents to demonstrate efficacy in melanoma. Therefore, this result plus more recent data from the Phase I clinical study and the excellent preclinical efficacy seen in a melanoma model have generated interest in the potential for AP5346 to play a future role in the treatment of a cancer for which there are currently few options when the disease has advanced to a later stage.

Access' novel polymer delivery system is designed to:

- Increase delivery of the DACH platinum to the tumor
- Decrease uptake of the DACH platinum in normal cells
- Selectively release the DACH platinum at the tumor site
- Increase the circulation time of DACH platinum in the blood

Preclinical studies and preliminary data from the Phase I clinical study indicate that these design goals have been met. In all preclinical studies and in the Phase I clinical study, AP5346 did not appear to produce any neurotoxicity, which is a major problem with oxaliplatin. This requires further investigation but may be a major additional advantage of AP5346 over oxaliplatin.

Additionaly, preclinical data have been generated to confirmed the superior efficacy. AP5346 has been tested in eleven murine and human tumor models and outperforms oxaliplatin in all but three, where it equally effective as oxaliplatin.

Tumor Model	Efficacy compared to oxaliplatin
M5076 sarcoma	Similar
M5076 sarcoma (Pt-resistant)	Markedly superior
B16 melanoma	Markedly superior
Lewis lung	Similar
Colo-26 colon	Superior
HT-29 colon xenograft	Superior
HCT-116 colon xenograft	Superior
2008 ovarian xenograft	Markedly superior
L1210 leukemia	Superior
P815 Mastocytoma	Similar
0157 Hybridoma	Superior

In the Phase I clinical trial of AP5346 performed in Europe, the product was given once a week for three weeks in a 4-weekly cycle. It was shown that:

- 16 of the 26 patients were evaluable for a response;
- Two patients had partial responses; 4 patients had stable disease. Both of the responses occurred in patients with highly drug-resistant types of diseases that had failed prior therapy:

  >A patient with melanoma treated with 1,280 mg Pt/m^2 (1 cycle) later reduced to 640 mg Pt/m^2 (2 cycles) had reduction in a lung metastasis.

  >A patient with ovarian cancer treated with 640 mg Pt/m^2 had a reduction in the size of lymph node and liver metastases.

  >Stable disease was observed in four patients (esophageal carcinoma, melanoma, thyroid carcinoma and cervical cancer).

In terms of safety, no unanticipated types of adverse events were observed. All of the adverse events in this trial are known side-effects of the platinum compounds.

The Company submitted an IND for AP5346 to the FDA in December. It was cleared by the FDA in January 2005, allowing studies to begin in the US. A Physician Sponsored IND has also been submitted by an investigator at the University of California, San Diego in preparation for a study of the ability of AP5346 to increase platinum drug delivery to the tumor in patients with head and neck cancer.

Preliminary studies indicate that AP5346 has potential activity in a large number of solid tumors including colorectal, lung, breast, melanoma, head and neck and cervical cancer. Access Pharmaceuticals' immediate goals are to:

- Complete selection of an appropriate dose and schedule for Phase II testing;
- Demonstrate in a pilot study that AP5346 can increase delivery of DACH platinum to tumors in man;
- Demonstrate the single agent activity of AP5346 in ovarian cancer or melanoma; and,
- Initiate Phase I trials of AP5346 in combination with other chemotherapeutics agents.

<u>Next Generation Polymer Therapeutics</u>

The Company's scientific team has utilized the experience gained from its ongoing polymer platinate program to generate a new series of polymer therapeutics. The Company has made advances in polymer design and linker chemistry. These important developments provide for a greater flexibility in the selection of the chemotherapeutic agent to be carried by the polymer. In addition, the company's proprietary vitamin-mediated targeting technology has been successfully applied to new polymers. This technology is based upon the fact that many tumors require much larger amounts of certain vitamins than do normal cells, and so they have many more receptors for these vitamins on their surface. Therefore, attaching specific vitamins to polymers serves as an additional tumor targeting method.

Access
Pharmaceuticals, Inc.


Vehicle
Polymer Platinate #2, 200 mg Pt/kg
Polymer Platinate #3, 50 mg Pt/kg
All single IP doses
Tumor Masses (mg)
Day
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Activity of 3rd generation polymer therapeutics in Colo-26 tumor

This graph demonstrates the improvements than can be achieved by modification of polymer design. In this Colo-26 (colorectal) model, polymer platinate #3 provides 10/10 cures, defined as no discernable tumors 50 days after first dosing. This is achieved at a dose which is only 25% of that used for polymer platinate #2.

In this example, an anathacycline is attached to two different polymers, and tested in a Colo-26 model. Excellent results are obtained for both polymer therapeutics, when compared to the control drug. For polymer therapeutic #2, 10/10 cures were obtained.


Control
Control anthracycline drug
Polymer-anthracycline #1
Polymer-anthracycline #2
All doses IV on Days 1-3
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Day
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Control
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VB12-Polymer-Pt drug
All doses IV weekly x 3
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Inhibition of P815 tumor growth

P815 tumor cells overexpress receptors for vitamin B12. This study shows that this overexpression can be used to increase the efficacy of a polymer therapeutic. While the polymer therapeutic without vitamin targeting improves efficacy over the small molecule analog, there is a significant improvement in efficacy with vitamin B12 targeting groups attached to the polymer.

OraDisc™ Technology

Key Features

Proprietary film technology for delivery of drugs or other active substances to mucosal surfaces, teeth and gums.

The film is comfortable in the mouth and erodes at a controlled rate so that removal by the user is unnecessary.

Erosion and drug delivery rate can be controlled by altering the formulation.

OraDisc™ A, which is based on this technology, has been approved by the FDA.

One consumer product application of the technology is licensed to Wyeth Consumer Health Care.

Potential Applications

The OraDisc™ Technology has potential applications in a number of areas including:

- Consumer Products
- Buccal Delivery
- Oncology Supportive Care
- Female Healthcare
- Dental Health

Overview

OraDisc™ comprises a multi-layer flexible film. One side is adhesive, formulated to bind either to the mucosa or teeth. The other side is formulated using Access' patent-protected technology to erode at a controlled rate. Active ingredients can be formulated in any layer of the film for:

- Delivery to the area beneath the film for local treatment.
- Deliver to the oral cavity with the possibility of both burst (seconds) and prolonged (20-200 minutes) release.
- Absorption through the mucosa for delivery to the systemic circulation.
- Delivery onto the tooth surface.
- Delivery into the vaginal cavity.



Technology Differentiation

The Access patent covering this technology involves the ability to closely regulate the erosion of the film and achieve a predetermined drug release.

This graph demonstrates the ability to control erosion and drug release through formulation of the backing layer of OraDisc™. In the study, the rate of drug release was determined in two OraDisc™ formulations, which differ only in the backing layer composition. One backing layer contains a 2:1 ratio of hydrophobic to hydrophilic polymers (identified as "2:1" in the graph) and the other has a 3:1 ratio. As can be seen, drug is released more rapidly from the faster-eroding 2:1 formulation. In both cases, there is a linear rate of drug release, which is ideal for many applications.



Active In vivo Release
Volunteer 1
Slope - Release Rate (mg/minute)
0.184
0.0637
2:1
3:1
Active Release (mg)
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Residence Time (minute)
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Consumer Research

Research was conducted on 396 patients enrolled in a Phase III OraDisc™ A study and a 28 day safety study, patients were asked to evaluate four parameters on a scale of 1-10 with 10 being the most positive. The results of this research was outstanding and is outlined below:

	Phase III Study (1)	28-Day Safety Study (2)	Pediatric Patients In 28-Day Study (3)
Ease of Application	8	9	8
Patch Retention	7	8	9
Perceived Effectiveness	7	9	9
Potential Future Use	8	9	9

(1) Median Score of 295 Patients
(2) Median Score of 101 Patients
(3) Median Score of 28 Patients

Development Opportunities

The following product candidates are at various stages of development:

OraDisc™ A	Amlexanox (canker sores)*
OraDisc™ B	Benzocaine (oral pain)
OraDisc™ W	Tooth Whitening
OraDisc™ S	Breath Freshener
OraDisc™ C	Cough and Cold
OraDisc™ T	Desensitizing Agent (teeth)

*FDA approved


Access
Pharmaceuticals, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an emerging pharmaceutical company focused on developing both novel low development risk product candidates and technologies with longer-term major product opportunities. We are a Delaware corporation.

Together with our subsidiaries, we have proprietary patents or rights to seven drug delivery technology platforms:

- synthetic polymer targeted delivery,
- vitamin mediated targeted delivery,
- vitamin mediated oral delivery,
- bioerodible cross-linker technology,
- mucoadhesive disc technology,
- hydrogel particle aggregate technology, and
- Residerm® topical delivery.

In addition, we are marketing in the United States - Aphthasol®, the first FDA approved product for the treatment of canker sores. We are developing new formulations and delivery forms of amlexanox including mucoadhesive disc delivery and mucoadhesive liquid delivery.

Our amlexanox 5% paste is marketed in the US as Aphthasol®. Block Drug Company had manufactured the 5% amlexanox paste since the product was approved by the FDA in 1996 in an approved Puerto Rico facility. At such time when we acquired the US rights to Aphthasol®, we entered into a Supply Agreement whereby Block Drug Company was to produce Aphthasol® for us for a defined period of time at its Puerto Rico facility. We were subsequently advised by Block Drug Company that it was unable to comply with the terms of the Supply Agreement and that it would not be able to produce Aphthasol® for us. Due to Block Drug Company's production failure, we had sufficient product to supply wholesalers only through June 2003. We selected Contract Pharmaceuticals Ltd. Canada as our new manufacturer of amlexanox 5% paste and it completed full scale production in September 2004. We re-launched Aphthasol® in the US market in September 2004 and recorded sales in the third and fourth quarters of 2004.

Since our inception, we have devoted our resources primarily to fund our research and development programs. We have been unprofitable since inception and to date have received limited revenues from the sale of products. We cannot assure you that we will be able to generate sufficient product revenues to attain profitability on a sustained basis or at all. We expect to incur losses for the next several years as we continue to invest in product research and development, preclinical studies, clinical trials and regulatory compliance. As of December 31, 2004, our accumulated deficit was $64,465,000.

Subsequent to the end of the period being reported on (December 31, 2004), the Company finalized an agreement with Cornell Capital Partners and Highgate House Funds providing funding in the form of a Secured Convertible Debenture for net proceeds of approximately $2,360,000, and an Equity Distribution Agreement under which the Company can draw up to $15,000,000 in working capital over a 2-year period (see further discussion under Liquidity).

On February 24, 2004 we closed a private placement sale of our common stock pursuant to which we sold 1,789,371 shares of our common stock at a per share price of $5.40. We received gross proceeds of $9,663,000 from this sale and had expenses of $615,000. The investors also received 5 year warrants at an exercise price of $7.10 per share to purchase 447,344 shares of our common stock and the placement agents received warrants in the offering at an exercise price of $5.40 per share to purchase 156,481 shares of our common stock.

Results of Operations

Comparison of Years Ended December 31, 2004 and 2003

Our licensing revenue in 2004 was $104,000, as compared to licensing revenue of $729,000 in 2003, a decrease of $625,000 due to one time initial licensing fees in 2003. We recognize licensing revenue over the period of the performance obligation under our licensing agreements. Licensing revenue recognized in both 2004 and 2003 was from several agreements including agreements related to various amlexanox projects and Residerm®.

Product sales of Aphthasol® totaled $351,000 in 2004, as compared to product sales of $532,000 in 2003. Sales were limited in 2004 due to a supply interruption of the product. Supplies were manufactured in the third quarter of 2004 and sales commenced in late September 2004.

Royalty income for 2004 was $94,000 as compared to $34,000 in 2003, an increase of $60,000 due to higher sales of Zindaclin® in additional countries.

Our total research spending for the year ended December 31, 2004 was $5,417,000, as compared to $6,096,000 in 2003, a decrease of $679,000. The decrease in expenses was the result of:

- lower clinical development costs ($622,000) for our OraDisc™ A clinical trial which was completed in 2003;
- lower costs for the AP5280 and AP5346 polymer platinate clinical trials ($374,000) of which the AP5280 trial was completed in 2003; and
- other net decreases ($201,000).

These decreases were partially offset by:

- higher production and testing costs for Aphthasol® and start-up costs for OraDisc™ A ($117,000);
- higher scientific salary and salary related expenses due to additional staff ($269,000); and
- higher expenses in our Australian operations ($132,000).

Our cost of product sales was $239,000 for 2004 as compared to $277,000 in 2003, a decrease of $38,000. The decrease in the cost of product sales was due to reduced Aphthasol® sales in 2004 due to the supply interruption.

Our total general and administrative expenses were $3,199,000 for 2004, an increase of $685,000 over 2003 expenses of $2,514,000, due to:

- higher professional fees and expenses ($339,000) principally due to increased accounting and legal fees associated with compliance with the Sarbanes-Oxley Act, new contracts and legal proceedings;
- higher business consulting expenses for new business development activities ($88,000);
- higher fees for a healthcare consultant review ($133,000);
- higher patent and license expenses ($51,000);
- higher salary and related expense ($63,000); and
- other net increases ($11,000).

Depreciation and amortization was $773,000 in 2004 as compared to $621,000 in 2003, an increase of $152,000 due to the impairment of a license which is no longer effective ($109,000) and from the acquisition of new capital equipment ($43,000).

Our loss from operations in 2004 was $9,079,000 as compared to a loss of $8,213,000 in 2003.

Interest and miscellaneous income was $226,000 for 2004 as compared to $2,559,000 for 2003, a decrease of $2,333,000. The decrease in miscellaneous income of $2,280,000 was due to a one time payment associated with a settlement agreement with Block Drug Company in 2003 and a decrease in interest income due to lower cash balances and lower interest rates in 2004 as compared with 2003.

Interest and miscellaneous expense was $1,385,000 for 2004 as compared to $1,281,000 for the same period in 2003, an increase of $104,000. The expense to record an impairment in investment $112,000 and the change in interest expense was $8,000.

Net loss for 2004 was $10,238,000, or a $0.68 basic and diluted loss per common share compared with a loss of $6,935,000, or a $0.52 basic and diluted loss per common share, for 2003.

Comparison of Years Ended December 31, 2003 and 2002

Our licensing revenue in 2003 was $729,000, as compared to licensing revenue of $853,000 in 2002, a decrease of $124,000. We recognize licensing revenue over the period of the performance obligation under our licensing agreements. Licensing revenue recognized in both 2003 and 2002 was from several agreements, including agreements related to various amlexanox projects and Residerm®.

Product sales of Aphthasol® totaled $532,000 in 2003, as compared to product sales of $194,000 in 2002. Our first sales were recorded in December 2002. As a result of the Aphthasol® supply situation discussed above, there were no product sales of Aphthasol® between July 2003 and August 2004.

In 2002 we had a research and development agreement which provided $89,000 in revenue. The agreement expired in 2002 and we had no such revenue in 2003.

Royalty income for 2003 was $34,000 as compared to $11,000 in 2002, an increase of $23,000.

Our total research spending for the year ended December 31, 2003 was $6,096,000, as compared to $7,024,000 in 2002, a decrease of $928,000. The decrease in expenses was the result of:

- lower clinical development costs ($812,000) for the amlexanox OraDisc™ project; and
- lower development and clinical development costs for our polymer platinate project ($773,000).

These decreases were offset by:

- higher salary and salary related expenses due to additional staff ($278,000);

- higher expenses due to the full year impact of our Australian operations ($254,000);
- higher internal lab costs due to the additional staff and projects ($102,000); and
- other net increases ($23,000).

Our cost of product sales was $277,000 for 2003 as compared to $107,000 in 2002. The commencement of our Aphthasol® sales began in the fourth quarter of 2002.

Our total general and administrative expenses were $2,514,000 for 2003, an increase of $237,000 over 2002 expenses of $2,277,000, due to:

- higher professional fees and expenses ($81,000);
- higher shareholder-investor relations expenses ($144,000);
- higher patent and license expenses ($60,000);
- higher salary and related expense ($50,000); and
- higher rent expenses ($31,000).

These increases were offset by lower withholding taxes on foreign revenues ($129,000).

Depreciation and amortization was $621,000 in 2003 as compared to $439,000 in 2002, an increase of $182,000 primarily resulting from the acquisition of new capital equipment and a full year of amortization of acquired patents.

Our loss from operations in 2003 was $8,213,000 as compared to a loss of $8,700,000 in 2002.

Our interest and miscellaneous income was $2,559,000 for 2003 as compared to $594,000 for 2002, an increase of $1,965,000. The increase in miscellaneous income of $2,280,000 was due to a one time settlement agreement with Block Drug Company relating to Block's contractual obligation to supply Aphthasol® to us. Pursuant to the settlement, Block made a onetime cash payment to us and we were also relieved of certain future payment obligations to Block under the Asset Sale Agreement pursuant to which we purchased from Block the assets relating to amlexanox. Under the settlement agreement, Block was relieved of its obligation to supply amlexanox to us. The increase in interest and miscellaneous income was partially offset by a decrease in interest income due to lower cash balances and lower interest rates in 2003 as compared with 2002.

Interest expense was $1,281,000 for 2003 as compared to $1,278,000 for the same period in 2002, an increase of $3,000.

Net loss for 2003 was $6,935,000, or a $0.52 basic and diluted loss per common share compared with a loss of $9,384,000, or a $0.72 basic and diluted loss per common share, for 2002.

Liquidity and Capital Resources

We have funded our operations primarily through private sales of common stock and convertible notes and our principal source of liquidity is cash and cash equivalents. Contract research payments, licensing fees and milestone payments from corporate alliances and mergers have also provided funding for operations. As of December 31, 2004 our cash and cash equivalents and short-term investments were $2,261,000 and our working capital was $(7,788,000). Our working capital at December 31, 2004 represented a decrease of $8,994,000 as compared to our working capital as of December 31, 2003 of $1,206,000. The decrease in working capital was due mainly to $8,030,000 of convertible notes that is coming due within twelve months and by the loss from operations for the twelve months ended December 31, 2004 offset by a private placement of common stock and warrants raising $9.1 million of net proceeds.

As of December 31, 2004, the Company had a working capital deficit of approximately $7,788,000. As of that date, the Company did not have enough capital to achieve its near, medium or long-term goals. Subsequent to that date, the Company reached an agreement which management believes will provide sufficient capital to achieve its short-term goals, and depending upon results may provide sufficient capital to meet its long-term goals.

As of March 30, 2005 the Company executed a Standby Equity Distribution Agreement (SEDA) with Cornell Capital Partners. Under the SEDA, the Company may issue and sell to Cornell Capital Partners common stock for a total purchase price of up to $15,000,000. The purchase price for the shares is equal to their market price, which is defined in the SEDA as 98% of the lowest volume weighted average price of the common stock during a specified period of trading days following the date notice is given by the Company that it desires to access the SEDA. Further, we have agreed to pay Cornell Capital Partners, L.P. 3.5% of the proceeds that we receive under the Equity Line of Credit. The amount of each draw down is subject to a maximum amount of $1,000,000. The terms of the SEDA do not allow us to make draw downs if the draw down would cause Cornell Capital to own in excess of 9.9% of our outstanding shares of common stock. The Company believes that because of the ability of Cornell Capital to sell shares under a registration statement and as a result of Cornell Capital's business model Access does not believe that Cornell would accumulate 9.9% of the outstanding common stock of the Company. Upon closing of the transaction, Cornell Capital Partners will receive a one-time commitment fee of 146,500 shares of the Company's common stock. On the same date, the Company entered into a Placement Agent Agreement in escrow with Newbridge Securities Corporation, a registered broker-dealer. Pursuant to the Placement Agent Agreement, upon closing of the transaction the Company will pay a one-time placement agent fee of 3,500 shares of common stock.

In addition, as of March 30, 2005, the Company executed a Securities Purchase Agreement with Cornell Capital Partners and Highgate House Funds. Under the Securities Purchase Agreement, upon closing Cornell Capital Partners and Highgate House Funds are obligated to purchase an aggregate of $2,633,000 principal amount of Secured Convertible Debentures from the Company (net proceeds to the Company of $2,360,000). The Secured Convertible Debentures accrue interest at a rate of 7% per year and mature 12 months from the issuance date with scheduled monthly repayment commencing on November 1, 2005 to the extent that the Secured Convertible Debenture has not been converted to common stock. The Secured Convertible Debenture is convertible into the Company's common stock at the holder's option any time up to maturity at a conversion price equal to $4.00. The Secured Convertible Debentures are secured by all of the assets of the Company. The Company has the right to redeem the Secured Convertible Debentures upon 3 business days notice for 110% of the amount redeemed. Pursuant to the Securities Purchase Agreement, the Company is required to issue to the holders an aggregate of 50,000 shares of common stock of the Company.

Each of the SEDA, Security Purchase Agreement and related agreements are in escrow pending our filing of our Form 10-K and the issuance of shares of common stock required to be issued under the Agreement.

On February 24, 2004 we closed a private placement sale of our common stock pursuant to which we sold 1,789,371 shares of our common stock at a per share price of $5.40. We received gross proceeds of $9,663,000 from this sale and had expenses of $647,000. The investors also received 5 year warrants at an exercise price of $7.10 per share to purchase 447,344 shares of our common stock and the placement agents received warrants in the offering at an exercise price of $5.40 per share to purchase 156,481 shares of our common stock.

We have also issued an aggregate of $13,530,000 of convertible notes, which are due in two parts - $8,030,000 is due on September 13, 2005 and $5,500,000 is due on September 13, 2008. The notes which bear interest at a rate of 7.7% per annum with $1,042,000 of interest due annually on each September 13, may convert to common stock at a conversion price of $5.50 per share. Should the holders of the notes not elect to convert them to common stock, or if we are not able to force the conversion of the notes by their terms, we must repay the amounts on the due dates. A failure to restructure our existing convertible notes or obtain necessary additional capital in the future could jeopardize our operations. We do not have sufficient funds to repay our convertible notes at their maturity. We may not be able to restructure the convertible notes or obtain additional financing to repay them on terms acceptable to us, if at all. If we raise additional funds by selling equity securities, the relative equity ownership of our existing investors would be diluted and the new investors could obtain terms more favorable than previous investors. A failure to restructure our convertible notes or obtain additional funding to repay the convertible notes and support our working capital and operating requirements, could cause us to be in default of our convertible notes and prevent us from making expenditures that are needed to allow us to maintain our operations.

We have generally incurred negative cash flows from operations since inception, and have expended, and expect to continue to expend in the future, substantial funds to complete our planned product development efforts. Since inception, our expenses have significantly exceeded revenues, resulting in an accumulated deficit as of December 31, 2004 of $64,465,000. We expect that our existing capital resources together with anticipated licensing revenues and royalties will be adequate to fund our current level of operations for twelve months excluding any obligation to repay the convertible notes and the debt service on the convertible notes. We cannot assure you that we will ever be able to generate significant product revenue or achieve or sustain profitability. We currently do not have the cash resources to repay our Convertible Notes due in September 2005. Our financing plan through the use of the SEDA or other sales of equity are expected to provide the resources to repay such notes.

We plan to expend substantial funds to conduct research and development programs, preclinical studies and clinical trials of potential products, including research and development with respect to our acquired and developed technology. Our future capital requirements and adequacy of available funds will depend on many factors, including:

- the ability to convert, repay or restructure our outstanding convertible notes and debentures;
- the successful commercialization of amlexanox and Zindaclin®;

- the ability to establish and maintain collaborative arrangements with corporate partners for the research, development and commercialization of products;
- continued scientific progress in our research and development programs;
- the magnitude, scope and results of preclinical testing and clinical trials;
- the costs involved in filing, prosecuting and enforcing patent claims;
- the costs involved in conducting clinical trials;
- competing technological developments;
- the cost of manufacturing and scale-up;
- the ability to establish and maintain effective commercialization arrangements and activities; and
- successful regulatory filings.

We have devoted substantially all of our efforts and resources to research and development conducted on our own behalf. The following table summarizes research and development spending by project category (in thousands), which spending includes, but is not limited to, payroll and personnel expense, lab supplies, preclinical expense, development cost, clinical trial expense, outside manufacturing expense and consulting expense:

Project	Twelve Months ended December 31, 2004	2003	Inception To Date (1)
Polymer Platinate			
(AP5280 and AP5346)	$ 2,330	$ 2,559	$ 15,111
OraDisc™	1,084	1,387	7,307
Bioerodible Hydrogel			
Technology and			
Nanoparticles and			
Nanoparticle Networks	951	978	3,299
Vitamin Mediated			
Targeted Delivery	748	614	1,703
Mucoadhesive Liquid			
Technology (MLT)	51	34	1,480
Others (2)	253	524	5,020
Total	$ 5,417	$ 6,096	$ 33,920

(1) Cumulative spending from inception through December 31, 2004.

(2) The following projects are among the ones included in this line item: Carbohydrate targeting, amlexanox cream and gel and other related projects.

Due to uncertainties and certain of the risk factors described above, including those relating to our ability to successfully commercialize our drug candidates, our ability to obtain necessary additional capital to fund operations in the future, our ability to successfully manufacture our products and our product candidates in clinical quantities or for commercial purposes, government regulation to which we are subject, the uncertainty associated with preclinical and clinical testing, intense competition that we face, market acceptance of our products and protection of our intellectual property, it is not possible to reliably predict future spending or time to completion by project or product category or the period in which material net cash inflows from significant projects are expected to commence. If we are unable to timely complete a particular project, our research and development efforts could be delayed or reduced, our business could suffer depending on the significance of the project and we might need to raise additional capital to fund operations, as discussed in the risk factors above, including without limitation those relating to the uncertainty of the success of our research and development activities and our ability to obtain necessary additional capital to fund operations in the future. As discussed in such risk factors, delays in our research and development efforts and any inability to raise additional funds could cause us to eliminate one or more of our research and development programs.

We plan to continue our policy of investing available funds in certificates of deposit, money market funds, government securities and investment-grade interest-bearing securities. We do not invest in derivative financial instruments.

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United State of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. In applying our accounting principles, we must often make individual estimates and assumptions regarding expected outcomes or uncertainties. As you might expect, the actual results or outcomes are often different than the estimated or assumed amounts. These differences are usually minor and are included in our consolidated financial statements as soon as they are known. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Revenue

Revenue associated with up-front license, technology access and research and development funding payments under collaborative agreements is recognized ratably over the performance period of the agreement. Determination of the performance period involves judgment on management's part.

Asset Impairment

On January 1, 2002, we adopted SFAS 142, "*Goodwill and Other Intangible Assets.*" Upon adoption, we performed a transitional impairment test on our recorded intangible assets that consisted primarily of acquisition related goodwill and license intangibles. We also performed an annual impairment test in the fourth quarter of 2004. The analysis resulted in no goodwill impairment charge in 2004. We will be required to perform this test on at least an annual basis.

Our intangible assets at December 31, 2004 consist primarily of goodwill, patents acquired in acquisitions and licenses, which were recorded at fair value on the acquisition date.

Based on an assessment of our accounting policies and underlying judgments and uncertainties affecting the application of those policies, we believe that our consolidated financial statements provide a meaningful and fair perspective of us. We do not suggest that other general factors, such as those discussed elsewhere in this report, could not adversely impact our consolidated financial position, results of operations or cash flows. The impairment test involves judgment on the part of management as to the value of goodwill, licenses and intangibles.

Off-Balance Sheet Transactions

None

Contractual Obligations

The Company's contractual obligations as of December 31, 2004 are set forth below.

Payment Due by Period

	Total	Less Than 1 Year	1-3 Years
Long-Term Debt Obligations	$13,992,000	$8,335,000	$5,657,000
Capital Lease Obligations	118,000	82,000	36,000
Total	**$ 14,110,000**	**$8,417,000**	**$5,693,000**

Access Pharmaceuticals, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS

Assets	December 31, 2004	December 31, 2003
Current assets		
Cash and cash equivalents	$ 1,775,000	$ 727,000
Short term investments, at cost	486,000	1,860,000
Accounts and other receivables	791,000	1,149,000
Inventory	125,000	185,000
Prepaid expenses and other current assets	1,093,000	898,000
Total current assets	4,270,000	4,819,000
Property and equipment, net	1,040,000	1,004,000
Debt issuance costs, net	130,000	313,000
Patents, net	2,315,000	2,652,000
Licenses, net	125,000	367,000
Goodwill, net	1,868,000	1,868,000
Restricted cash and other assets	1,342,000	788,000
Total assets	$ 11,090,000	$ 11,811,000
Liabilities and stockholders' deficit		
Current liabilities		
Accounts payable and accrued expenses	$ 2,131,000	$ 1,780,000
Accrued interest payable	311,000	311,000
Deferred revenues	1,199,000	1,184,000
Current portion of note payable and other future obligations	8,417,000	338,000
Total current liabilities	12,058,000	3,613,000
Long-term obligations for purchased patents	—	211,000
Note payable, net of current portion	193,000	282,000
Convertible notes	5,500,000	13,530,000
Total liabilities	17,751,000	17,636,000
Commitments and contingencies		
Stockholders' deficit		
Preferred stock - $.01 par value; authorized 2,000,000 shares; none issued or outstanding	—	—
Common stock - $.01 par value; authorized 50,000,000 shares; issued, 15,524,734 at December 31, 2004 and 13,397,034 at December 31, 2003	155,000	134,000
Additional paid-in capital	59,010,000	49,597,000
Notes receivable from stockholders	(1,045,000)	(1,045,000)
Unamortized value of restricted stock grants	(309,000)	(294,000)
Treasury stock, at cost – 819 shares	(4,000)	(4,000)
Accumulated other comprehensive loss	(3,000)	14,000
Accumulated deficit	(64,465,000)	(54,227,000)
Total stockholders' deficit	(6,661,000)	(5,825,000)
Total liabilities and stockholders' deficit	$ 11,090,000	$ 11,811,000

The accompanying notes are an integral part of these statements.

Access Pharmaceuticals, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year ended December 31,		
	2004	2003	2002
Revenues			
License revenues	$ 104,000	$ 729,000	$ 853,000
Product sales	351,000	532,000	194,000
Research and development	—	—	89,000
Royalty income	94,000	34,000	11,000
Total revenues	549,000	1,295,000	1,147,000
Expenses			
Research and development	5,417,000	6,096,000	7,024,000
Cost of product sales	239,000	277,000	107,000
General and administrative	3,199,000	2,514,000	2,277,000
Depreciation and amortization	773,000	621,000	439,000
Total expenses	9,628,000	9,508,000	9,847,000
Loss from operations	(9,079,000)	(8,213,000)	(8,700,000)
Other income (expense)			
Interest and miscellaneous income	226,000	2,559,000	594,000
Interest and other expense	(1,385,000)	(1,281,000)	(1,278,000)
	(1,159,000)	1,278,000	(684,000)
Net loss	**$ (10,238,000)**	**$ (6,935,000)**	**$ (9,384,000)**
Basic and diluted loss per common share	**$ (0.68)**	**$ (0.52)**	**$ (0.72)**
Weighted average basic and diluted common shares outstanding	**15,162,256**	**13,266,733**	**13,104,060**
Net loss	$ (10,238,000)	$ (6,935,000)	$ (9,384,000)
Other comprehensive loss	—	—	—
Foreign currency translation adjustment	(17,000)	28,000	(14,000)
Comprehensive loss	**$ (10,255,000)**	**$ (6,907,000)**	**$ (9,398,000)**

The accompanying notes are an integral part of these statements.

Access Pharmaceuticals, Inc. and Subsidiaries
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock		Additional paid-in capital	Notes receivable from stockholders	Unamortized value of restricted stock grants	Treasury stock	Accumulated other comprehensive income (loss)	Accumulated deficit
	Shares	Amount						
Balance, January 1, 2002	$12,909,000	$ 132,000	$48,057,000	$(1,045,000)	$ (154,000)	$ (4,000)	$ —	$(37,908,000)
Common stock for cash exercise of warrants and options	13,000	—	31,000	—	—	—	—	—
Common stock issued for cashless exercise of warrants	14,000	—	—	—	—	—	—	—
Common stock issued, purchase of assets	173,000	—	632,000	—	—	—	—	—
Warrants issued	—	—	80,000	—	—	—	—	—
Issuance of restricted stock grants	50,000	—	189,000	—	(190,000)	—	—	—
Other comprehensive loss	—	—	—	—	—	—	(14,000)	—
Amortization of restricted stock grants	—	—	—	—	67,000	—	—	—
Net loss	—	—	—	—	—	—	—	(9,384,000)
Balance, December 31, 2002	13,159,000	132,000	48,989,000	(1,045,000)	(277,000)	(4,000)	(14,000)	(47,292,000)
Common stock issued for cash exercise of warrants and options	103,000	1,000	266,000	—	—	—	—	—
Common stock issued for cashless exercise of warrants	80,000	1,000	(1,000)	—	—	—	—	—
Warrants issued	—	—	233,000	—	—	—	—	—
Issuance of restricted stock grants	55,000	—	110,000	—	(111,000)	—	—	—
Other comprehensive income	—	—	—	—	—	—	28,000	—
Amortization of restricted stock grants	—	—	—	—	94,000	—	—	—
Net loss	—	—	—	—	—	—	—	(6,935,000)
Balance, December 31, 2003	13,397,000	134,000	49,597,000	(1,045,000)	(294,000)	(4,000)	14,000	(54,227,000)
Common stock issued for cash, net of offering costs	1,789,000	18,000	8,998,000	—	—	—	—	—
Common stock issued for cash exercise of warrants and options	117,000	1,000	282,000	—	—	—	—	—
Common stock issued for cashless exercise of warrants	210,000	2,000	(2,000)	—	—	—	—	—
Issuance of restricted stock grants	12,000	—	135,000	—	(135,000)	—	—	—
Other comprehensive loss	—	—	—	—	—	—	(17,000)	—
Amortization of restricted stock grants	—	—	—	—	120,000	—	—	—
Net loss	—	—	—	—	—	—	—	(10,238,000)
Balance, December 31, 2004	$15,525,000	$155,000	$59,010 000	$(1,045,000)	$ (309,000)	$ (4,000)	$ (3,000)	$(64,465,000)

The accompanying notes are an integral part of these statements.

Access Pharmaceuticals, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net loss	$ (10,238,000)	$ (6,935,000)	$ (9,384,000)
Adjustments to reconcile net loss to net cash used in operating activities:			
Warrants issued in payment of consulting expenses	—	57,000	34,000
Impairment of investment	112,000	—	—
Amortization of restricted stock grants	120,000	94,000	67,000
Depreciation and amortization	773,000	621,000	439,000
Amortization of debt costs	183,000	183,000	183,000
Other long-term obligations	—	—	43,000
Change in operating assets and liabilities:			
Accounts receivable	358,000	47,000	(1,080,000)
Inventory	60,000	353,000	(461,000)
Prepaid expenses and other current assets	(195,000)	130,000	(241,000)
Other assets	(666,000)	(209,000)	130,000
Accounts payable and accrued expenses	401,000	(689,000)	983,000
Accrued interest payable	—	—	1,000
Deferred revenue	15,000	(15,000)	691,000
Net cash used in operating activities	(9,077,000)	(6,363,000)	(8,595,000)
Cash flows from investing activities:			
Capital expenditures	(221,000)	(336,000)	(403,000)
Redemptions of short-term investments and certificates of deposit, net	1,374,000	6,472,000	4,368,000
Purchase of businesses, net of cash acquired	—	—	(1,313,000)
Net cash provided by investing activities	1,153,000	6,136,000	2,652,000
Cash flows from financing activities:			
Payments of notes payable	(310,000)	(784,000)	(107,000)
Proceeds from stock issuances, net	9,299,000	266,000	32,000
Net cash provided by (used in) financing activities	8,989,000	(518,000)	(75,000)
Net increase (decrease) in cash and cash equivalents	1,065,000	(745,000)	(6,018,000)
Effect of exchange rate changes on cash and cash equivalents	(17,000)	28,000	36,000
Cash and cash equivalents at beginning of year	727,000	1,444,000	7,426,000
Cash and cash equivalents at end of year	$ 1,775,000	$ 727,000	$ 1,444,000
Cash paid for interest	*$ 1,073,000*	*$1,281,000*	*$1,083,000*
Cash paid for income taxes	—	—	—
Supplemental disclosure of noncash transactions			
Acquisitions of Australia patents			
Assets acquired	—	—	*676,000*
Stock and warrants issued	—	—	*(676,000)*
Value of restricted stock grants	*135,000*	*111,000*	*190,000*
Assets under capitalized lease capitalized during the year	*59,000*	*126,000*	—

The accompanying notes are an integral part of these statements.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Access Pharmaceuticals, Inc. is a diversified emerging pharmaceutical company engaged in the development of novel therapeutics based primarily on the adaptation of existing therapeutic agents using its proprietary drug delivery platforms. Our efforts have been principally devoted to research and development, resulting in significant losses since inception on February 24, 1988. Prior to 2002, we presented our financial statements as a development stage enterprise.

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Principles of Consolidation

The consolidated financial statements include the financial statements of Access Pharmaceuticals, Inc. and our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

We consider all highly liquid instruments with an original maturity of three months or less to be cash equivalents for purposes of the statements of cash flows. We invest our excess cash in government and corporate securities. Cash and cash equivalents consist primarily of cash in banks, money market funds and short-term corporate securities. All other investments are reported as short-term investments.

Short-term Investments

Short-term investments consist of certificates of deposit. All short term investments are classified as held to maturity. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over estimated useful lives ranging from three to seven years.

Patents and Applications

We expense internal patent and application costs as incurred because, even though we believe the patents and underlying processes have continuing value, the amount of future benefits to be derived therefrom are uncertain. Purchased patents are capitalized and amortized over the life of the patent.

Licenses

We recognize the purchase cost of licenses and amortize them over their estimated useful lives.

Allowance for Doubtful Accounts

The Company estimates the collectibility of its trade accounts receivable. In order to assess the collectibility of these receivables, the Company monitors the current creditworthiness of each customer and analyzes the balances aged beyond the customer's credit terms. These evaluations may indicate a situation in which a certain customer cannot meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. The allowance requirements are based on current facts and are reevaluated and adjusted as additional information is received. Trade accounts receivable are reserved when it is probable that the balance will not be collected.

Revenue Recognition

Licensing revenues are recognized over the period of our performance obligation. Licensing agreements generally require payments of fees on executing the agreement with milestone payments based on regulatory approvals and cumulative sales. Some agreements allow for the return of a portion of the initial execution fee if regulatory approvals are not received. In these cases the refundable balance is included as deferred revenue. Many of our agreements are for ten years with automatic extensions. Sponsored research and development revenues are recognized as research and development activities are performed under the terms of research contracts. Advance payments received are recorded as deferred revenue until the related research activities are performed. Royalty income is recognized as earned at the time the licensed product is sold. Option revenues are recognized when the earnings process is completed pursuant to the terms of the respective contract.

Revenue from product sales is recognized when the customer's order is shipped from our third party logistics company's warehouse.

Research and Development Expenses

Pursuant to SFAS No. 2, *"Accounting for Research and Development Costs,"* our research and development costs are expensed as incurred. Research and development expenses include, but are not limited to, payroll and personnel expense, lab supplies, preclinical, development cost, clinical trial expense, outside manufacturing and consulting. The cost of materials and equipment or facilities that are acquired for research and development activities and that have alternative future uses are capitalized when acquired.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets to the extent their realization is in doubt

Loss Per Share

We have presented basic loss per share, computed on the basis of the weighted average number of common shares outstanding during the year, and diluted loss per share, computed on the basis of the weighted average number of common shares and all dilutive potential common shares outstanding during the year. Potential common shares result from stock options, convertible notes and warrants. However, for all years presented, all outstanding stock options, convertible notes and warrants are anti-dilutive.

Investment Securities

Investment securities consist of available for sale equity securities and short term investment are accounted for by the cost method. Available for sale securities are carried at fair value based on quoted market prices. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Decline in the fair value of any available for sale security below cost that is determined to be other than temporary is charged to the statement of income. Realized gains and losses from the sale of available for sale securities are determined on average cost method and are included in earnings. Short-term investments consist of certificate of deposits, are held to maturity and are stated at cost.

Exchange Rate Translation

For international operations, local currencies have been determined to be the functional currencies. We translate assets and liabilities to their U.S.dollar equivalents at rates in effect at the balance sheet date and record translation adjustments in *Shareholders' equity.* We translate statement of income accounts at average rates for the period. Transaction adjustments are recorded in *Other (income)/ expense.*

Restricted Cash

Restricted cash is cash that is or may be committed for a particular purpose. We have restricted cash for a deferred license agreement ($839,000), for a note payable ($233,000), and for rent guarantees for a manufacturing agreement and laboratory ($213,000).

Acquisition-Related Intangible Assets and Change In Accounting Principles

Effective January 1, 2002, we adopted SFAS 142, *"Goodwill and Other Intangible Assets."* Under SFAS 142, goodwill is no longer amortized but is subject to an impairment test at least annually or more frequently if impairment indicators arise. Separately identified and recognized intangible assets resulting from business combinations completed before July 1, 2001 that did not meet the new criteria for separate recognition of intangible assets were subsumed in goodwill upon adoption. The intangible assets of the company that did not meet the separate recognition criteria were licenses and acquired patents. We continue to amortize intangible assets that meet the new criteria over their useful lives. In accordance with SFAS 142, we performed a transitional impairment test of goodwill as of January 1, 2002, and an annual test in the fourth quarter of 2004, 2003 and 2002, which did not result in an impairment of goodwill.

Intangible assets consist of the following *(in thousands)*:

	December 31, 2004		December 31, 2003		December 31, 2002	
	Gross carrying value	Accumulated amortization	Gross carrying value	Accumulated amortization	Gross carrying value	Accumulated amortization
Amortizable intangible assets						
Patents	$3,179	$ 864	$3,179	$ 527	$3,179	$ 188
Licenses	500	375	830	463	830	381
Total	$3,679	$1,239	$4,009	$ 990	$4,009	$ 569
Intangible assets not subject to amortization						
Goodwill	$2,464	$ 596	$2,464	$ 596	$2,464	$ 596

The Company determined that one of its licenses was no longer useful for its current business focus and expensed $109,000 for the license net of amortization and royalty payable.

Amortization expense related to intangible assets totaled $420,000, $421,000 and $301,000 for the year ended December 31, 2004, 2003 and 2002, respectively. The aggregate estimated amortization expense for intangible assets remaining as of December 31, 2004 is as follows (in thousands):

2005	$ 388
2006	388
2007	363
2008	338
2009	338
Thereafter	625
Total	$ 2,440

Stock-Based Compensation

We account for our stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price on the date of grant. We have adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which recognizes the fair value of all stock-based awards on the date of grant.

At December 31, 2004 we had two stock-based employee compensation plans, which are described more fully in Note 11. No stock-based employee compensation cost, other than compensation associated with options assumed in acquisitions, is reflected in net loss, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss and net loss per share if we had applied the fair value recognition provisions of SFAS 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation.

	December 31,		
	2004	2003	2002
Net loss			
As reported	$(10,238,000)	$(6,935,000)	$(9,384,000)
Pro forma stock option expense	(738,000)	(1,232,000)	(1,662,000)
Pro forma	(10,976,000)	(8,167,000)	(11,046,000)
Basic and diluted loss per share			
As reported	($.68)	($.52)	($.72)
Pro forma stock option expense	(.05)	(.09)	(.12)
Pro forma	($.73)	($.61)	($.84)

The effect of our outstanding options and warrants are anti-dilutive when we have a net loss. The fully diluted shares are:

	December 31,		
	2004	2003	2002
Fully diluted shares	20,567,301	18,837,344	18,786,202

Stock compensation expense for options granted to nonemployees has been determined in accordance with SFAS 123 and EITF 96-18, *"Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,"* as the fair value of the consideration received or the fair value of theequity instruments issued, whichever is more reliably measured.

Recent Accounting Pronouncement

On December 16, 2004, the FASB issued FAS 123R, *"Share-Based Payment — An Amendment of FASB Statements No. 123 and 95"*, (FAS 123R) which is effective for public companies in periods beginning after June 15, 2005. We will be required to implement the proposed standard no later than the quarter that begins July 1, 2005. The cumulative effect of adoption, if any, applied on a modified prospective basis, would be measured and recognized on July 1, 2005. FAS 123R addresses the accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. FAS 123R would eliminate the ability to account for share-based compensation transactions using APB 25, and generally would require instead that such transactions be accounted for using a fair-value based method. Companies will be required to recognize an expense for compensation cost related to share-based payment arrangements including stock options and employee stock purchase plans. We are currently evaluating option valuation methodologies and assumptions of FAS 123R related to share based payments and the effect of adopting this pronouncement.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We tested goodwill for impairment based on estimates of fair value. It is at least reasonably possible that the estimates used by us will be materially different from actual amounts. These differences could result in the impairment of all or a portion of our goodwill, which could have a materially adverse effect on our results of operations.

Fair Value of Financial Instruments

The carrying value of cash, cash equivalents, short-term investments and certificates of deposit approximates fair value due to the short maturity of these items. It is not practical to estimate the fair value of the Company's long-term debt because quoted market prices do not exist and there were no available securities to use as a basis to value our debt.

NOTE 2 – LIQUIDITY

The Company incurred significant losses from operations of $9.1 million for the year ended December 31, 2004 and $8.2 million for the year ended December 31, 2003. Additionally, at December 31, 2004, we have a working capital deficit of $7,788,000. As of December 31, 2004, we did not have sufficient funds to repay our convertible notes at their maturity and support our working capital and operating requirements. As described below, in March 2005, we entered into financing arrangements we believe will allow us to meet our obligations under the convertible notes in the event we are unable to restructure or cause conversion on terms acceptable to us.

As of March 30, 2005, the Company executed a Standby Equity Distribution Agreement (SEDA) with Cornell Capital Partners. Under the SEDA, the Company may issue and sell to Cornell Capital Partners common stock for a total purchase price of up to $15,000,000. The purchase price for the shares is equal to their market price, which is defined in the SEDA as 98% of the lowest volume weighted average price of the common stock during a specified period of trading days following the date notice is given by the Company that it desires to access the SEDA. Further, we have agreed to pay Cornell Capital Partners, L.P. 3.5% of the proceeds that we receive under the Equity Line of Credit. The amount of each draw down is subject to a maximum amount of $1,000,000. The terms of the SEDA do not allow us to make any draw downs if the draw down would cause Cornell Capital to own in excess of 9.9% of our outstanding shares of common stock. Based on the number of shares of our common stock currently outstanding, at volume weighted average price of $2.50, we could sell to Cornell Capital approximately $3,900,000 of our common stock subject to the 9.9% limitation. Thus, in order for the Company to receive all the funding available under the SEDA and have the financial resources it needs for operations and debt service, Cornell Capital must sell through to the market a significant portion of the shares it purchases under the arrangement. The Company believes that because the shares sold to Cornell Capital will be covered by an effective registration statement and Cornell Capital has a history of not holding significant positions in companies in which it invests, the shares purchased by Cornell Capital will be sold to the marketplace to maintain ownership below 9.9%. Provided that continuing sales to the marketplace are possible, the Company believes Cornell Capital will not accumulate 9.9% of the outstanding common stock of the Company; and, accordingly, the Company will be able to fully utilize the $15,000,000 made available through the SEDA.

Upon closing of the transaction, Cornell Capital Partners will receive a one-time commitment fee of 146,500 shares of the Company's common stock. On the same date, the Company entered into a placement agent agreement in escrow with Newbridge Securities Corporation, a registered broker-dealer. Pursuant to the placement agent agreement, upon closing of the transaction the Company will pay a one-time placement agent fee of 3,500 shares of common stock.

In addition, as of March 30, 2005, the Company executed a securities purchase agreement with Cornell Capital Partners and Highgate House Funds. Under the securities purchase agreement, upon closing Cornell Capital Partners and Highgate House Funds are obligated to purchase an aggregate of $2,633,000 principal amount of secured convertible debentures from the Company (net proceeds to the Company of $2,360,000). The secured convertible debentures accrue interest at a rate of 7% per year and mature 12 months from the issuance date with scheduled monthly repayment commencing on November 1, 2005 to the extent that the secured convertible debenture has not been converted to common stock. The secured convertible debenture is convertible into the Company's common stock at the holder's option any time up to maturity at a conversion price equal to $4.00. The secured convertible debentures are secured by all of the assets of the Company. The Company has the right to redeem the secured convertible debentures upon 3 business days notice for 110% of the amount redeemed. Pursuant to the securities purchase agreement, the Company is required to issue to the holders an aggregate of 50,000 shares of common stock of the Company.

The Company believes that based on the funds available from the agreements referred to above, as well as revenues from our operations, the Company will have the ability to pay its debt and other obligations as they come due.

NOTE 3 - ACQUISITIONS

Our wholly-owned subsidiary, Access Pharmaceuticals Australia Pty. Limited acquired the targeted therapeutic technology business of Biotech Australia Pty. Ltd under an Asset Sale Agreement dated February 26, 2002. Under the terms of the Asset Sale Agreement, Access Pharmaceuticals Australia Pty. Limited acquired the patents to three targeted therapeutics technologies and retained the scientific group that has developed this technology. The total consideration payable by us will be paid in a combination of cash and stock over a three-year period and is dependent on the achievement of certain technology milestones. We paid $500,000 at closing and an additional total of up to $525,000 will be paid over a three-year period. We also issued as consideration 172,584 shares of our common stock (valued at $633,000) and warrants to purchase 25,000 shares of our common stock at an exercise price of $5.00 per share (valued at $43,000 using the Black-Scholes option pricing model). The liability of $175,000 at December 31, 2004 was paid in 2005.

The three patented targeted therapeutic technologies acquired in this transaction are:

- folate conjugates of polymer therapeutics to enhance tumor delivery by targeting folate receptors which are upregulated in certain tumor types;
- the use of vitamin B12 to target the transcobalamin II receptor which is upregulated in numerous diseases including cancer, rheumatoid arthritis and certain neurological and autoimmune disorders; and
- oral delivery of a wide variety of molecules, which cannot otherwise be orally administered, using the active transport mechanism which transports vitamin B12 into the systemic circulation.

The cost of the acquisition has been assigned principally to patents and will be amortized over the remaining useful life of the patents which averages ten years.

On July 22, 2002, we acquired from GlaxoSmithKline the patents, trademarks and technology covering the use of amlexanox for the treatment of mucosal and skin disorders. The two major components of the acquisition are the US marketing rights to amlexanox 5% paste which is currently marketed for the treatment of canker sores under the trademark Aphthasol®, and the remaining worldwide marketing rights for this indication which were the subject of a prior licensing agreement between the companies. Under the terms of the agreement, we made an initial upfront payment of $750,000 and an additional payment of $250,000 on January 22, 2003.

NOTE 4 - RELATED PARTY TRANSACTIONS

Under a former consulting agreement between Thoma Corporation ("Thoma") and us, Thoma received payments for consulting services and reimbursement of direct expenses. Herbert H. McDade, Jr., our past Chairman of the Board of Directors, is an owner of Thoma Corp. Thoma received payments for consulting services and was also reimbursed for expenses as follows:

Year	Consulting Fees	Expense Reimbursement
2002	$18,000	$ —

Stephen B. Howell, M.D., a Director, receives payments for consulting services and reimbursement of direct expenses and has also received warrants for his consulting services. Dr. Howell's payments for consulting services, expense reimbursements and warrants are as follows:

Year	Consulting Fees	Expense Reimbursement	Warrants	Exercise Price	Fair Value
2004	$58,000	$ 9,000	$ —	$ —	$ —
2003	60,000	6,000	30,000	3.00	30,000
2002	55,000	3,000	10,000	4.91	37,000

See Note 10 for a discussion of our Restricted Stock Purchase Program.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31, 2004	December 31, 2001
Laboratory equipment	$ 2,208,000	$ 1,972,000
Laboratory and building improvements	167,000	166,000
Furniture and equipment	204,000	196,000
	2,579,000	2,334,000
Less accumulated depreciation and amortization	1,539,000	1,330,000
Net property and equipment	$ 1,040,000	$ 1,004,000

Depreciation and amortization on property and equipment was $244,000, $200,000, and $138,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 6 – 401(k) PLAN

We have a tax-qualified employee savings and retirement plan (the "401(k) Plan") covering all our employees. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($13,000 in 2004; $12,000 in 2003; and $11,000 in 2002) and to have the amount of such reduction contributed to the 401(k) Plan. We have a 401(k) matching program whereby we contribute for each dollar a participant contributes a like amount, with a maximum contribution of 2% of a participant's earnings. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) Plan, and income earned on 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made. At the direction of each participant, we invest the assets of the 401(k) Plan in any of 23 investment options. Company contributions under the 401(k) Plan were approximately $46,000 in 2004; $45,000 in 2003; and $37,000 in 2002.

NOTE 7 – NOTE PAYABLE AND OTHER OBLIGATIONS

On September 20, 2001, we completed a $600,000 installment loan with a bank. The balance at December 31, 2004 is $233,000. The loan was used to purchase capital equipment and for leasehold improvements to expand our laboratory and office space. The loan is due in 60 equal installments, including interest at 6.5%. The loan is secured by a $233,000 certificate of deposit classified as an other asset at December 31, 2004.

On February 26, 2002, our wholly-owned subsidiary, Access Pharmaceuticals Australia Pty. Limited acquired the targeted therapeutic technology business of Biotech Australia Pty. Ltd under an Asset Sale Agreement. The last $175,000 payment was due and paid in the first quarter of 2005.

Future maturities of the note payable and other obligations are as follows:

Future Maturities	Notes payable and other obligations	Capital leases	Total
2005	$ 305,000	$ 82,000	$ 387,000
2006	103,000	36,000	139,000
Thereafter	53,000	—	54,000
	$ 461,000	$ 118,000	$ 580,000

NOTE 8 – CONVERTIBLE NOTES

On September 20, 2000, we completed a $13.5 million convertible note offering. The offering was placed with three investors. Our convertible notes are due in two parts, $8,030,000 due on September 13, 2005 and $5,500,000 due on September 13, 2007. The notes bear interest at 7.7% per annum with $1,041,000 of interest due annually on September 13th. The notes have a fixed conversion price of $5.50 per share of common stock and may be converted by the note holder or us under certain circumstances as defined in the note. If the notes are not converted we will have to repay the notes on the due dates. Total expenses of issuance were $915,000 and are amortized over the life of the notes.

NOTE 9 - COMMITMENTS

At December 31, 2004, we have commitments under noncancelable operating leases for office and research and development facilities and equipment as follows:

	Operating leases
2005	$ 305,000
2006	181,000
2007	140,000
2008	47,000
Total future minimum lease payments	$ 673,000

Rent expense for the years ended December 31, 2004, 2003 and 2002 was $166,000, $165,000 and $138,000, respectively.

NOTE 10 - STOCKHOLDERS' EQUITY

Restricted Stock Purchase Program

On October 12, 2000, the Board of Directors authorized a Restricted Stock Purchase Program. Under the Program, the Company's executive officers and corporate secretary were given the opportunity to purchase shares of common stock in an individually designated amount per participant determined by the Compensation Committee of the Board of Directors. A total of 190,000 shares were purchased under the Program by four eligible participants at $5.50 per share, the fair market value of the common stock on October 12, 2000, for an aggregate consideration of $1,045,000. The purchase price was paid through the participant's delivery of a 50%-recourse promissory note payable to the Company for three executive officer participants and a full-recourse promissory note payable to the Company for the corporate secretary. Each note bears interest at 5.87% compounded semi-annually and has a maximum term of ten years. The notes are secured by a pledge of the purchased shares to the Company. The Company recorded the notes receivable from participants in this Program of $1,045,000 as a reduction of equity in the Consolidated Balance Sheet. Interest on the notes is neither being collected nor accrued.

The stock granted under the Program other than to the corporate secretary vested ratably over a four year period and is now fully vested. The stock granted to the corporate secretary vested on the date of grant.

Warrants

There were warrants to purchase a total of 770,420 shares of common stock outstanding at December 31, 2004. All warrants were vested and exercisable at December 31, 2004. The warrants had various prices and terms as follows:

Summary of Warrants	Warrants Outstanding	Exercise Price	Expiration Date
2004 offering (a)	447,344	$ 7.10	2/24/09
2004 offering (a)	156,481	5.40	2/24/09
2003 financial advisor (b)	72,000	3.90	10/30/08
2003 scientific consultant (c)	30,000	3.00	1/1/06
2002 warrants offered in acquisition (d)	25,000	5.00	2/26/05
2002 scientific consultant (e)	10,000	4.96	2/01/09
2001 scientific consultant (f)	15,000	3.00	1/1/08
2000 offering (g)	14,595	2.50	3/01/05
Total	770,420		

a) In connection with offering of common stock in 2004, warrants to purchase a total of 603,825 shares of common stock were issued. All of the warrants are exercisable immediately and expire five years from date of issuance.

b) During 2003, financial advisors received warrants to purchase 72,000 shares of common stock at any time from October 30, 2003 until October 30, 2008, for financial consulting services rendered in 2003 and 2004. All the warrants are exercisable. The fair value of the warrants was $2.82 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 2.9%, expected volatility 92% and a term of 5 years.

c) During 2003, a director who is also a scientific advisor received warrants to purchase 30,000 shares of common stock at an exercise price of $3.00 per share at any time from January 1, 2003 until January 1, 2006, for scientific consulting services rendered in 2003. The fair value of the warrants was $.99 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 3.26%, expected volatility 98% and a term of 3 years.

d) During 2002, a company received warrants to purchase 25,000 shares of common stock at an exercise price of $5.00 per share at any time from February 26, 2002 until February 26, 2005. The warrants were issued in connection with the acquisition of patents in Australia. The fair value of the warrants was $1.72 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 3.67%, expected volatility 81% and a term of 3 years. The warrants expired on February 26, 2005 without being exercised.

e) During 2002, a director who is also a scientific advisor received warrants to purchase 10,000 shares of common stock at an exercise price of $4.91 per share at any time from February 1, 2002 until February 1, 2009, for scientific consulting services rendered in 2002. The fair value of the warrants was $3.70 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 3.90%, expected volatility 81% and a term of 7 years.

f) During 2001, a director who is also a scientific advisor received warrants to purchase 15,000 shares of common stock at an exercise price of $3.00 per share at any time from January 1, 2001 until January 1, 2008, for scientific consulting services rendered in 2001. The fair value of the warrants was $2.74 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 5.03%, expected volatility 118% and a term of 7 years.

g) In connection with offerings of common stock in 2000, warrants to purchase a total of 509,097 shares of common stock were issued. All of the warrants are exercisable immediately and expire five years from date of issuance.

2001 Restricted Stock Plan

We have a restricted stock plan, the 2001 Restricted Stock Plan, under which 200,000 shares of our authorized but unissued common stock were reserved for issuance to certain employees, directors, consultants and advisors. The restricted stock granted under the plan generally vests over five years, 25% two years after the grant date with additional 25% vesting every anniversary date. All stock is vested after five years. At December 31, 2004 there were 161,238 shares granted and 38,762 shares available for grant under the 2001 Restricted Stock Plan.

NOTE 11 - STOCK OPTION PLANS

We have a stock option plan, as amended, (the "1995 Stock Awards Plan"), under which 2,500,000 shares of our authorized but unissued common stock were reserved for issuance to optionees including officers, employees, and other individuals performing services for us. The 1995 Stock Awards Plan replaced the previously approved stock option plan (the "1987 Stock Awards Plan"). On February 11, 2000 we adopted the 2000 Special Stock Option Plan and Agreement (the "Plan"). The Plan provides for the award of options to purchase 500,000 shares of the authorized but unissued shares of common stock of the Company. Options granted under all the plans generally vest ratably over a four to five year period and are generally exercisable over a ten-year period from the date of grant. Stock options are generally granted with an exercise price equal to the market value at the date of grant.

At December 31, 2004, there were 129,780 additional shares available for grant under the 1995 Stock Awards Plan.

The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal 2004, 2003 and 2002, respectively: dividend yield of 0% for all periods; volatility of 41%, 117% and 98%; risk-free interest rates of 3.61%, 2.26% and 2.03%, respectively, and expected lives of four years for all periods. The weighted average fair values of options granted were $2.18, $1.56 and $2.46 per share during 2004, 2003 and 2002, respectively.

Summarized information for the 1995 Stock Awards Plan is as follows:

	Shares	Weighted average exercise price
Outstanding options at January 1, 2002	1,280,584	$ 3.68
Granted, fair value of $2.46 per share	493,000	3.53
Exercised	(2,428)	2.08
Forfeited	(60,000)	3.17
Outstanding options at December 31, 2002	1,711,156	3.59
Granted, fair value of $1.56 per share	374,500	2.20
Exercised	(28,000)	2.55
Forfeited	(4,000)	2.70
Outstanding options at December 31, 2003	2,053,656	3.45
Granted, fair value of $2.18 per share	314,200	5.75
Exercised	(109,695)	2.38
Forfeited	(75,980)	4.21
Outstanding options at December 31, 2004	2,182,181	3.76
Exercisable at December 31, 2002	997,570	3.35
Exercisable at December 31, 2003	1,389,185	3.49
Exercisable at December 31, 2004	1,671,160	3.64

Further information regarding options outstanding under the 1995 Stock Awards Plan at December 31, 2004 is summarized below:

Range of exercise prices	Number ofshares outstanding	Weighted avg. Remaining life in years	Weighted avg. Exercise price	Number of shares exercisable	Weighted-average exercise price
$2.00-2.18	417,063	6.5	$2.01	333,436	$ 2.01
$2.30-2.81	352,100	7.8	2.44	275,183	2.47
$2.94-3.99	716,318	6.4	3.43	585,104	3.36
$4.05-7.8125	696,700	7.7	5.82	477,437	5.80
	2,182,181			1,671,160	

Under the 2000 Special Stock Option Plan, 500,000 options were issued in 2000 and are outstanding at December 31, 2004. All of the options in the 2000 Special Stock Option Plan were exercisable at December 31, 2004, 468,749 of the options were exercisable at December 31, 2003 and 343,749 of the options were exercisable at December 31, 2002. All of the options expire on March 1, 2010 and have an exercise price of $2.50 per share.

All issued options under the 1987 Stock Awards Plan expired in 2004. No further grants can be made. Summarized information for the 1987 Stock Awards Plan is as follows:

	Stock options	Weighted-average exercise price
Outstanding awards at January 1, 2002	26,002	$ 46.18
Forfeited	(8,824)	90.45
Outstanding awards at December 31, 2002	17,178	23.31
Forfeited	(5,750)	35.00
Outstanding awards at December 31, 2003	11,428	17.42
Forfeited	(11,428)	17.42
Outstanding awards at December 31, 2004	—	

NOTE 12 - INCOME TAXES

Income tax expense differs from the statutory amounts as follows:

	2004	2003	2003
Income taxes at U.S. statutory rate	$(3,442,000)	$(2,358,000)	$(3,191,000)
Change in valuation allowance	1,493,000	(111,000)	1,153,000
Expenses not deductible	7,000	40,000	15,000
Expiration of net operating loss and general business credit carryforwards, net of revisions	1,942,000	2,429,000	2,023,000
Total tax expense	$ —	$ —	$ —

Deferred taxes are provided for the temporary differences between the financial reporting bases and the tax bases of our assets and liabilities. The temporary differences that give rise to deferred tax assets were as follows:

	December 31,		
	2004	2003	2002
Deferred tax assets (liabilities)			
Net operating loss carry forwards	$20,808,000	$20,193,000	$20,487,000
General business credit carry forwards	2,094,000	1,960,000	1,356,000
Property, equipment and goodwill	259,000	113,000	119,000
Gross deferred tax assets	23,161,000	22,266,000	21,962,000
Valuation allowance	(23,161,000)	(22,266,000)	(21,962,000)
Net deferred taxes	$ —	$ —	$ —

At December 31, 2004, we had approximately $55,488,000 of net operating loss carryforwards and approximately $2,094,000 of general business credit carryforwards. These carryforwards expire as follows:

	Net operating loss carryforwards	General business credit carry-forwards
2005	$ 3,014,000	$ 26,000
2006	587,000	38,000
2007	994,000	26,000
2008	4,004,000	138,000
2009	1,661,000	185,000
Thereafter	45,228,000	1,680,000
	$ 55,488,000	$ 2,094,00

As a result of a merger on January 25, 1996, a change in control occurred for federal income tax purposes which limits the utilization of pre-merger net operating loss carryforwards of approximately $3,100,000 to approximately $530,000 per year.

NOTE 13 – SETTLEMENT WITH BLOCK DRUG COMPANY

On July 22, 2002 we entered into a Supply Agreement whereby Block Drug Company (Block) was required to produce Aphthasol® for us for a defined period of time at its Puerto Rico facility. Subsequently we were advised by Block that it was unable to produce Aphthasol® for us pursuant to the Supply Agreement. In May 2003, we reached a settlement with Block relating to this matter whereby Block made a one-time cash payment to us, we recorded $2,280,000 in Miscellaneous Income and Block was relieved of its obligations under the Supply Agreement and the Asset Sale Agreement, pursuant to which we had purchased certain assets relating to amlexanox and Aphthasol® from Block, and we were relieved from certain future obligations under the Asset Sale Agreement.

NOTE 14 – QUARTERLY FINANCIAL DATA (UNAUDITED)

Our results of operations by quarter for the years ended December 31, 2004 and 2003 were as follows (in thousands, except per share amounts):

2004 Quarter Ended

	Mar. 31	June 30	Sep. 30	Dec. 31
Revenue	$ 20	$ 68	$ 185	$ 276
Operating loss	(2,064)	(2,176)	(2,229)	(2,610)
Net loss	$(2,351)	$(2,553)	$(2,428)	$(2,906)
Basic and diluted loss per common share	$ (0.17)	$ (0.17)	$ (0.16)	$ (0.18)

2003 Quarter Ended

	Mar. 31	June 30	Sep. 30	Dec. 31
Revenue	$ 393	$ 683	$ 11	$ 208
Operating loss	(2,194)	(1,694)	(1,943)	(2,382)
Net income loss	$(2,411)	$ 316	$(2,206)	$(2,634)
Basic and diluted income (loss) per common share	$ (0.18)	$ (0.02)	$ (0.17)	$ (0.19)

Report of Registered Independent Public Accounting Firm

Board of Directors and
Shareholders of Access Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Access Pharmaceuticals, Inc. (the "Company"), as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Access Pharmaceuticals, Inc., as of December 31, 2004 and 2003, and the results of its consolidated operations and its consolidated cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 31, 2005, expressed an adverse opinion both with respect to management's assessment of internal control and the Company's internal control over financial reporting as of December 31, 2004.

GRANT THORNTON LLP

Dallas, Texas
March 31, 2005

Report of Registered Independent Public Accounting Firm

Board of Directors and
Shareholders of Access Pharmaceuticals, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Controls Over Financial Reporting, that Access Pharmaceuticals, Inc. (the "Company"), maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We have identified the following material weaknesses that have not been identified as material weaknesses in management's assessment. These material weaknesses did not result in any adjustments to the annual or interim consolidated financial statements, however; these material weaknesses could result in a material misstatement to future annual or interim consolidated financial statements that would not be prevented or detected.

1. The Company has a limited number of personnel with responsibility for accounting and financial reporting matters. As a result, there is a lack of segregation of duties over the initiation, authorization, recording and reporting of transactions and the preparation and review of financial statements by persons sufficiently independent of the transactions. These segregation of duties issues also extend to the Company's information technology controls whereby the personnel limitations result in individuals having the ability to initiate, approve and record transactions.

2. Our evaluation of the design of the Company's internal controls identified the following significant deficiencies that individually are not considered a material weakness; however, compensating or mitigating controls to prevent material misstatements occurring as a result of these deficiencies are dependent on adequate segregation of duties. Because of the inadequate segregation of duties present in the Company's control environment, these deficiencies represent, in the aggregate, a material weakness.

- Lack of formal controls to monitor compliance with existing policies, practices and procedures, including within the information technology environment.

- Reliance on undocumented controls to verify the accuracy of transactions and financial reporting.

- Consistency in the performance of manual controls and approvals at the transaction level and review of accounting and financial reporting information used to prepare financial statements.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 financial statements, and this report does not affect our report dated March 31, 2005, on those financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, management's assessment that Access Pharmaceuticals, Inc., maintained effective internal control over financial reporting as of December 31, 2004, is not fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Access Pharmaceuticals, Inc., has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Access Pharmaceuticals, Inc., as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004, and our report dated March 31, 2005, expressed an unqualified opinion thereon.

GRANT THORNTON LLP

Dallas, Texas
March 31, 2005

Reports of Management
Management's Responsibility for Financial Statements

Management is responsible for the preparation, presentation and integrity of the financial information presented in this Annual Report. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), applying certain estimates and judgments as required. In management's opinion, the consolidated financial statements present fairly the Company's financial position, results of operations and cash flows.

The Audit Committee of the Board of Directors meets regularly with Grant Thornton LLP, the Company's independent registered public accounting firm and management to review accounting, internal control structure and financial reporting matters. Grant Thornton have full and free access to the Audit Committee. As set forth in the Company's Standards of Business Conduct and Ethics, the Company is firmly committed to adhering to the highest standards of moral and ethical behavior in all its business activities.

Management's Report on Internal Control Over Financial Reporting

Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-(f). Management assessed the effectiveness of our internal controls over financial reporting using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in – *"Internal Control Integrated Framework"*. Based on our evaluation using those criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2004. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their attestation report which is included on page 35 in this Annual Report.

Management has made a response to Grant Thornton's attestation report. The response appears on page 38 in this Annual Report.

Kerry P. Gray
President and
Chief Executive Officer

Stephen B. Thompson
Vice President and
Chief Financial Officer

March 31, 2005

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and our chief financial officer, after evaluating the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-(e) of the Securities and Exchange Act of 1934) as of the end of the period covered by this annual report, have concluded that as of that date, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in this annual report is accumulated and communicated by our management, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-(f). Management assessed the effectiveness of our internal controls over financial reporting using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in – *"Internal Control Integrated Framework"*. Based on our evaluation using those criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2004. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their attestation report which is included on page 35 in this Annual Report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls during the fourth quarter of 2004 that have materially affected, or are reasonably likely to material affect, our internal controls.

Management's Response to Report of Independent Registered Public Accounting Firm

Our auditors have reached a different conclusion on our internal control over financial reporting than we have reached. Their conclusion is that we have two material weaknesses in the areas of segregation of duties and as a result of an aggregation of three separate significant deficiencies where the effectiveness of the controls are dependent on segregation of duties, as set forth in their attestation report. Their conclusion also points out that "these material weaknesses did not result in any adjustments to the annual or interim consolidated financial statements ..." and that "this report does not affect (their) report dated March 31, 2005" reflecting their opinion on the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles including those policies and procedures necessary to prepare, authorize, approve, maintain, record and report accurately.

Adequate segregation of duties is an important consideration in determining if a company's control activities are effective in achieving the objectives of internal control. A fundamental element of internal control is the segregation of certain key duties. The basic idea underlying segregation of duties is that no employee or group should be in a position both to perpetrate and to conceal errors or fraud in the normal course of their duties.

An essential feature of segregation of duties/ responsibilities within an organization is that no one employee or group of employees has exclusive control over any transaction or group of transactions. In addition, a control over the processing of a transaction should not be performed by the same individual who is responsible for recording or reporting the transaction.

Based on the size of the Company, the complexity of our operations, the number of transactions and the internal controls in place management believes that the resources that were devoted to financial reporting in 2004 were appropriate. We do not expect that our internal control over financial reporting will prevent or detect all error and all fraud. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Continuous evaluation of controls is required.

Planned Remediation Action to Address Internal Control Weakness Identified by External Auditors

Based on the above criteria the external auditors have determined that of proper segregation of duties does not exist within the accounting and finance area. While the Company considers that there may be a perceived lack of segregation of duties within the business, management believes that sufficient controls are in place, including subsequent reviews of transactions and results, budget versus actual comparisons and ethical programs, that would limit the potential for a misstatement of the financial statements that is more than inconsequential and the current internal control environment provides reasonable assurance that material misstatements in the financial statements would be prevented or detected on a timely basis by employees in the normal course of performing their assigned functions.

Furthermore, management believes there is adequate segregation of duties within the business and given the history of the individuals above with the business, believes that the chances of collusion resulting in financial reporting fraud would be more than remote. In 2004 and in prior periods there have been no incidences where it has been necessary to make material adjustments to the annual or interim consolidated financial statements due to breakdown in our internal controls.

However, the Company recognizes that this is a perceived material weakness and is taking the necessary steps to mitigate this risk. Management and the Audit Committee has considered the need for ongoing monitoring of internal controls under Sarbanes-Oxley as well as strengthening the internal controls of the business by the engagement of an outside accounting/finance consulting firm to perform quarterly procedures designed to assist in the maintaining and monitoring of an effective control environment and to mitigate the risk related to a lack of segregation of duties between senior accounting/finance personnel.

Standing alone, Sarbanes-Oxley requires quarterly and annual assessments of the internal control structure and reporting function. As processes change, management is required to update documentation and perform adequate levels of testing to provide assurance that existing and any new procedure is functioning appropriately. Furthermore as the Company grows, documentation requirements are expected to be ongoing so the Company will be making the documentation and internal control process improvement an overriding theme.

The consulting firm is expected to report and take instructions directly from the Audit Committee although management will be involved in assisting in determining the scope of the quarterly and annual procedures. Terms and conditions of this engagement are still under consideration.

SELECTED FINANCIAL DATA (In Thousands, Except for Net Loss Per Share)

The following data has been derived from our audited consolidated financial statements and notes thereto appearing elsewhere herein and prior audited consolidated financial statements of Access and notes thereto. The data should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report.

	For the Year Ended December 31,				
	2004	2003	2002	2001	2000
Consolidated Statement of Operations and Comprehensive Loss Data:					
Total revenues	$549	$1,295	$1,147	$243	$107
Operating loss	(9,079)	(8,213)	(8,700)	(6,308)	(6,058)
Interest and miscellaneous income	226	2,559	594	1,451	972
Interest and other expense	1,385	1,281	1,278	1,170	342
Net loss	(10,238)	(6,935)	(9,384)	(6,027)	(5,428)
Common Stock Data:					
Net loss per basic and diluted common share	$(0.68)	$ (0.52)	$(0.72)	$(0.47)	$(0.49)
Weighted average basic and diluted common shares outstanding	15,162	13,267	13,104	12,857	11,042

	December 31,				
	2004	2003	2002	2001	2000
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short term investments	$ 2,261	$ 2,587	$ 9,776	$ 20,126	$ 25,809
Restricted cash	1,284	649	468	600	-
Total assets	11,090	11,811	19,487	25,487	30,526
Deferred revenue	1,199	1,184	1,199	508	551
Convertible notes	13,530	13,530	13,530	13,530	13,530
Total liabilities	17,751	17,636	18,998	16,409	15,522
Total stockholders' equity (deficit)	(6,661)	(5,825)	489	9,078	15,004

Corporate Information

Directors

Michael Flinn
Chairman of the Board
Investment Consultant

Kerry P. Gray
President and Chief Executive Officer

Stuart M. Duty
Partner of Oracle Partners LP

Stephen B. Howell, MD
Professor of Medicine at the University of California San Diego
Director of the Pharmacology Program at the UCSD Cancer Center

Max Link, PhD
Former CEO of Corange Ltd and Sandoz Pharma Ltd

Herbert H. McDade, Jr.
Former Chairman of Access Pharmaceuticals, Inc. and Former Chairman and President of Armour Pharmaceuticals

John J. Meakem, Jr.
Former Chairman, President & CEO of Advanced Polymer Systems

Corporate Headquarters

Access Pharmaceuticals, Inc.
2600 Stemmons Freeway
Suite 176
Dallas, Texas 75207
214-905-5100
214-905-5101 (fax)
akc@accesspharma.com (e-mail)

Internet Web Site

http://www.accesspharma.com

Officers

Kerry P. Gray
President, Chief Executive Officer and Director

David P. Nowotnik, PhD
Sr. Vice President Research and Development

Stephen B. Thompson
Vice President and Chief Financial Officer

Corporate Counsel

Bingham McCutchen LLP
Boston, Massachusetts

Patent Counsel

Bingham McCutchen LLP
Palo Alto, California

Independent Auditors

Grant Thornton LLP
Dallas, Texas

Transfer Agent

American Stock Transfer & Trust Company
Shareholder Services
6201 15th Avenue, 3rd Floor
Brooklyn, New York 11219
718-921-8200
800-937-5449

Australia Office

Access Pharmaceuticals Australia Pty. Limited
Greg Russell-Jones
Vice President Targeted Delivery
Unit 5, 15-17 Gibbes Street
Chatswood NSW, 2068
Australia

Investor Relations

SEC Form 10K
A copy of our annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

Access Pharmaceuticals, Inc.
2600 Stemmons Freeway
Suite 176
Dallas, Texas 75207

Price Range of Common Stock

2004	High	Low
1st quarter	$ 6.42	$ 5.09
2nd quarter	$ 7.95	$ 5.50
3rd quarter	$ 6.33	$ 2.53
4th quarter	$ 5.66	$ 2.97

2003	High	Low
1st quarter	$ 2.74	$ 1.75
2nd quarter	$ 3.50	$ 1.81
3rd quarter	$ 4.40	$ 2.91
4th quarter	$ 5.50	$ 3.75

Our Common Stock trades on the American Stock Exchange under the trading symbol AKC.

No cash dividends have been paid on our Common Stock and we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. As of April 11, 2005 there were approximately 4,600 holders of record of our Common Stock and the closing price on that date was $2.29 per share.

Access
Pharmaceuticals, Inc.

2600 Stemmons Freeway
Suite 176
Dallas, TX 75207-2107

Phone: 214-905-5100
Fax: 214-905-5101

www.accesspharma.com
akc@accesspharma.com